John Morton Shannon, P.Geo.
AMC Mining Consultants (Canada) Limited,
Suite 200 - 200 Granville Street,
Vancouver, British Columbia V6C 1S4

To the Board of Directors of Rubicon Minerals Corporation (the “Company”)

I, John Morton Shannon, hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2012 of the technical report titled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” dated effective August 8th 2011 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2012 dated March 12th, 2013.

Dated as of this 12th day of March, 2013

Original signed by:

“/s/ John Morton Shannon”

John Morton Shannon, P.Geo.
Principal Geologist and Geology Manager
AMC Mining Consultants (Canada) Limited